787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 22, 2007

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares FTSE NAREIT Residential Index Fund

iShares FTSE NAREIT Industrial/Office Index Fund

iShares FTSE NAREIT Retail Index Fund

iShares FTSE NAREIT Mortgage REITs Index Fund

iShares FTSE NAREIT Real Estate 50 Index Fund (collectively, the “Funds”)

of iShares Trust (the “Trust”)

Registration Statement on Form N-1A

File Nos. 333-92935 and 811-09729

Dear Mr. O’Connor:

On behalf of the Funds, we are submitting this letter in response to your comments of January 3, 2007 regarding the amendment to the Trust’s Registration Statement filed on November 15, 2006 (the “Amendment”). Below we describe the changes we have made in response to your comments and provide the information you requested. For your convenience, your comments are presented in summary form below in italicized text and each comment is followed by our response. Prior to the Amendment becoming effective, the Trust will amend its Registration Statement to reflect the changes being made in response to your comments.

Introduction (Page 1, Para. 4)

The Funds’ disclosure currently states “Each Fund concentrates its investments in a particular segment of the securities markets….” (emphasis added) The use of the term “concentrates” in the referenced sentence could cause confusion when read against the more detailed discussion of the Funds’ industry concentration policy on page 2 of the prospectus. Please revise the disclosure to avoid confusion.

Response: The phrase “concentrates its investments” in the referenced sentence has been deleted and replaced with the word “invests.”

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

March 22, 2007

Principal Investment Strategies of the Funds (Page 1, Paras. 2-3)

The second two paragraphs under this heading (with the exception of the sentence regarding the potential for lower costs and better after-tax performance associated with indexing) discussing a “passive” strategy or “indexing approach” are imprecise. Please consider deleting these paragraphs.

Response: The referenced paragraphs are intended to make clear that the investment approach taken by the Funds’ investment adviser does not seek to outperform the relevant indices or take defensive positions in market downturns. The Trust believes that investors may benefit from this disclosure in making their investment decisions. The Trust, however, has revised this disclosure to attempt to address your concerns.

Representative Sampling (Page 2)

The disclosure under this heading may be confusing to investors. Please restate this disclosure in “plain English.”

Response: The Trust has revised the referenced disclosure using “plain English” principles.

Principal Risks of the Funds (Page 3)

Because it appears that each Fund listed in the chart at the beginning of this section is subject to the same enumerated risks, consider deleting the chart as unnecessary.

Response: The Trust believes that including a chart that highlights the principal risks of each series could be helpful to an investor when reviewing the potential risks of the various funds offered by the Trust. The Trust anticipates the possibility of using a prospectus that includes additional funds. The Trust believes that inclusion of the chart makes it easier for an investor to compare funds. Accordingly, we have not removed the chart.

Derivatives Risk (Page 3)

Please supplementally inform the staff whether “Derivatives Risk” is a principal risk of the Funds and to what extent the Funds expect to invest in derivatives.

Response: Currently, the Funds do not expect to make significant use of derivative instruments. The Funds, however, reserve the right to use derivatives to the fullest extent permitted by the exemptive orders granted to the Trust by the Securities and Exchange Commission. Accordingly, because derivative instruments may be used by the Funds in the future, the Trust believes it is important to inform investors of their risks.

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

March 22, 2007

iShares FTSE NAREIT Mortgage REITs Index Fund (Page 9)

The last two sentences of the second paragraph under the “principal risks” sub-heading discuss the risk of the value of a property declining below its mortgage amount. This risk is sometimes referred to as “underwriting risk.” Please consider using this term to describe the risk in the same manner that descriptive terms are used to characterize other risks in the paragraph (e.g., credit risk, interest rate risk).

Response: Following a review of the disclosure of several registered real estate investment trusts (“REITs”), the Trust did not find that the term “underwriting risk” was commonly used by REITs to characterize the described risk. As a result, the Trust respectfully declines to make the requested change.

Share Prices (Page 14)

The second sentence under this heading discusses the “indicative” value of Fund shares. Please provide a “plain English” definition of “indicative” value. In addition, the referenced sentence begins by stating that additional information about indicative value is available from the exchanges. However, no information on the subject has been provided in the prospectus prior to this point. Please revise the disclosure to either add additional information or remove the connotation that such information appears earlier in the prospectus.

Response: As requested, the Trust has added a “plain English” definition of “indicative” value and removed the suggestion that the referenced information appears earlier in the prospectus.

Determination of Net Asset Value (Page 14)

It is the staff’s understanding that the Bond Market Association (referenced in the first paragraph under this heading) recently changed its name. Please update the disclosure to reflect any such new name.

Response: The Trust has changed its disclosure to reference the Securities Industry and Financial Markets Association.

James E. O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

March 22, 2007

Taxes on Distributions (Page 15)

It is my understanding that income received from distributions made by a REIT is generally treated as ordinary income to the investor in the REIT. Investors might believe that a portion of REIT distributions could qualify for qualified divided income (“QDI”) treatment. Please add prominent disclosure in this section to explain that distributions made by a REIT may not qualify for QDI treatment.

In addition, please disclose the applicable rate for back-up withholding in the fourth paragraph under this heading.

Response: The Trust has made the requested revisions to its disclosure.

* * * * * * * * *

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement. The Trust acknowledges that Staff comments or changes in disclosure in the Registration Statement in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 728-8970 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Adam Mizock, Esq.